

Citrin Cooperman & Company, LLP
Certified Public Accountants

100 Jericho Quadrangle, Suite 342
Jericho, NY 11753
T 516.931.3100 **F** 516.931.0034
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Beech Hill Securities, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with the exemption provisions of SEC Rule 15C3-3, in which (1) Beech Hill Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beech Hill Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) and (2)(ii) (the "exemption provisions") and (2) Beech Hill Securities, Inc. stated that Beech Hill Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Beech Hill Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Beech Hill Securities, Inc. is also filing this Exemption Report because Beech Hill Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (3) participate in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, Beech Hill Securities, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Beech Hill Securities, Inc.; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year except as described in Beech Hill Securities, Inc.'s exemption report.

Beech Hill Securities, Inc's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beech Hill Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.



Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(k(2)(i) and (2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Beech Hill Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

Jericho, New York
February 28, 2025

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH THE EXEMPTION PROVISIONS OF SEC RULE l5c3-3

Beech Hill Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vincent Iannuzzi, CEO
Beech Hill Securities, Inc.
February 28, 2025